UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67886 /September 19, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14977

In the Matter of

FLAGSHIP INTERNATIONAL HOLDING, LTD.,	:	
FORTUNE CREDIT & INSURANCE SERVICES, INC. (f/k/a SARATOGA INTERNATIONAL HOLDINGS CORP.),	:	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT
FRACMASTER, LTD.,	:	
FRANKLYN RESOURCES I, INC.,	:	
FUTUREONE, INC.,	:	
GALAXY ENERGY CORP., and	:	
GLOBAL LIGHT TELECOMMUNICATIONS, INC.	:	

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on August 7, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and have failed to file required periodic reports.

The Division of Enforcement (Division) filed the Declaration of Neil J. Welch, Jr., on August 21, 2012, that shows all Respondents were served with the OIP by August 17, 2012. See 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents are required to file an Answer to the OIP within ten days of service. OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). As of today, no Answers have been filed with the Commission.

Respondents failed to participate in a prehearing conference on August 30, 2012, at which the Division stated that it had not heard from any Respondent. Tr. 3.

Respondents Flagship International Holding, Ltd. (Flagship), Fortune Credit & Insurance Services, Inc. (f/k/a Saratoga International Holdings Corp.) (Fortune Credit), Fracmaster, Ltd. (Fracmaster), Franklyn Resources I, Inc. (Franklyn Resources), FutureOne, Inc. (FutureOne), Galaxy Energy Corp. (Galaxy Energy), and Global Light Telecommunications, Inc. (Global Light) (collectively, Respondents), are in default because they did not file an Answer to the OIP, did not participate in the prehearing conference, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I deem the following allegations in the OIP to be true as to each Respondent. See 17 C.F.R. § 201.155(a).

Findings of Fact

Flagship (Central Index Key (CIK) No. 1133201) is a permanently revoked Nevada corporation located in Omaha, Nebraska, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Flagship is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on April 17, 2001.

Fortune Credit (CIK No. 1092915) is a permanently revoked Nevada corporation located in Kirkland, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fortune Credit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2001, which reported a net loss of over $176,000 for the prior nine months. As of August 6, 2012, the company's stock (symbol "FCRI") was traded on the over-the-counter markets.

Fracmaster (CIK No. 1057876) is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Fracmaster is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 40-F for the period ended December 31, 1997.

Franklyn Resources (CIK No. 1093170) is a permanently revoked Nevada corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Franklyn Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A for the period ended May 31, 2000, which reported a net loss of over $4,000 for the prior twelve months.

FutureOne (CIK No. 1059838) is a permanently revoked Nevada corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). FutureOne is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $83,000 for the prior three months. On March 29, 2001, FutureOne filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, and the case was terminated on March 11, 2010. As of April 20, 2012, the company's stock (symbol "FUTO") was traded on the over-the-counter markets.

Galaxy Energy (CIK No. 1132784) is a delinquent Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Galaxy Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2008, which reported a net loss of over $8.8 million for the prior nine months. On March 14, 2008, Galaxy Energy filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Colorado, and the case was terminated on April 25, 2011. As of August 6, 2012, the company's stock (symbol "GAXIQ") was traded on the over-the-counter markets.

Global Light (CIK No. 1054183) is a Yukon corporation located in Vancouver, British Columbia, Canada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Global Light is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 40-F/A for the period ended December 31, 2000, which reported a net loss of more than $30 million for the prior twelve months. As of August 6, 2012, the company's stock (symbol "GBTI") was traded on the over-the-counter markets.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. 17 C.F.R. §§ 240.13a-1, 13a-13, 13a-16. Each Respondent has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of each Respondent is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Flagship International Holding, Ltd., Fortune Credit & Insurance Services, Inc. (f/k/a Saratoga International Holdings Corp.), Fracmaster, Ltd., Franklyn Resources I, Inc., FutureOne, Inc., Galaxy Energy Corp., and Global Light Telecommunications, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge